EXHIBIT 99.1

HEXO Corp wins complete dismissal of US federal shareholder class action

OTTAWA, March 10, 2021 (GLOBE NEWSWIRE) -- HEXO Corp (“HEXO”, or the “Company”) (TSX: HEXO; NYSE: HEXO) announced today that it has won a complete dismissal in the federal US securities class action pending in the United States District Court for the Southern District of New York. As previously disclosed, HEXO and certain of its current and former officers and directors were named in shareholder class action lawsuits filed in the Southern District of New York, the New York State Supreme Court for the County of New York, and the Province of Quebec. The suits alleged that HEXO made material misstatements and omitted material information in its prior disclosures to investors regarding various issues, including but not limited to its estimated sales revenues during Q4 2019 and fiscal year 2020, its supply agreement with the SQDC, and the facilities acquired from Newstrike.

In a 60-page opinion dated March 8, 2021, the Southern District of New York granted HEXO’s motion to dismiss “in its entirety.” The court agreed with HEXO that the plaintiffs “failed to allege actionable misstatements or omissions” under the US securities laws. The court also rejected the plaintiffs’ allegations that HEXO engaged in fraudulent or reckless conduct with respect to the disclosures. Plaintiffs have a right to appeal.

“We are gratified by the Court’s thorough opinion dismissing the plaintiffs’ claims and emphatically rejecting their arguments that HEXO made any material misstatements,” said HEXO General Counsel Roch Vaillancourt. “This ruling should help reduce the litigation burdens facing our company as we continue to build our global brand.”

About HEXO

HEXO Corp is an award-winning consumer packaged goods cannabis company that creates and distributes innovative products to serve the global cannabis market. The Company serves the Canadian adult-use markets under its HEXO Cannabis, Up Cannabis and Original Stash brands, and the medical market under HEXO medical cannabis. For more information please visit hexocorp.com.

Forward Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

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